UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Arcos Dorados Holdings Inc.
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

G0457F107
(CUSIP Number)

Ms. Annette Franqui Forrestal Capital Limited Company 1450 Brickell Avenue Suite 2530 Miami, FL 33131 (305)-961-2853
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0457F107
1.	Names of Reporting Persons. Woods Staton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 30,834 Class A Shares*
	8.	Shared Voting Power 5,574,747 Class A Shares†
	9.	Sole Dispositive Power 30,834 Class A Shares*
	10.	Shared Dispositive Power 5,574,747 Class A Shares†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,605,581 Class A Shares*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.52% Class A Shares
14.	Type of Reporting Person (See Instructions) IN, HC

* Includes 30,784 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of this filing. Excludes 114,793 restricted share units granted to Mr. Staton that are unvested and will not vest within 60 days of this filing. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B Shares. The Class A Shares are entitled to one vote per share and the Class B Shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B Shares, Los Laureles Ltd. currently owns approximately 39.20% of the economic interests of the Issuer and approximately 76.33% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 4.52% of the Class A Shares, Mr. Staton owns 41.94% of the economic interests of the Issuer and 77.39% of its voting interests.

† As further described in Item 6, all of these Class A Shares have been pledged in connection with a financing transaction.

CUSIP No.	G0457F107
1.	Names of Reporting Persons. Chablais Investments S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 Class A Shares
	8.	Shared Voting Power 5,574,747 Class A Shares†
	9.	Sole Dispositive Power 0 Class A Shares
	10.	Shared Dispositive Power 5,574,747 Class A Shares†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,574,747 Class A Shares†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.49% of Class A Shares
14.	Type of Reporting Person (See Instructions) CO

† As further described in Item 6, all of these Class A Shares have been pledged in connection with a financing transaction.

Preliminary Note

This Amendment No. 2 (the “Amendment”) constitutes the second amendment to the Schedule 13D originally filed by Mr. Staton and Chablais Investments S.A. (“Chablais” and, together with Mr. Staton, the “Reporting Persons”) on March 11, 2016 (as amended through the date here, the “Schedule 13D”) with respect to the class A shares, no par value per share (the “Class A Shares”) of Arcos Dorados Holdings Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following:

Between September 4, 2019 and September 5, 2019, Chablais disposed of 2,123,816 Class A Shares in a series of open market transactions for an aggregate principal amount of $13,350,908. See Item 5(c) for further information on such dispositions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Mr. Staton has acquired, or has been granted, and, for the purpose of Rule 13d-3 of the Exchange Act, beneficially owns, as of September 17, 2019, 5,605,581Class A Shares, representing approximately 4.52% of the outstanding Class A Shares of the Issuer. Of these shares, 30,784 represent shares that Mr. Staton has a right to acquire through his exercise of stock options that are exercisable within 60 days of this filing. These amounts exclude 114,793 unvested restricted share units held by Mr. Staton, which provide him the right to receive one Class A Share per unit upon vesting. These amounts also include the Class A Shares that Mr. Staton beneficially owns through Chablais. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B Shares. The Class A Shares are entitled to one vote per share and the Class B Shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B Shares, Los Laureles Ltd. currently owns approximately 39.20% of the economic interests of the Issuer and approximately 76.33% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 4.52% of the Class A Shares, Mr. Staton owns 41.94% of the economic interests of the Issuer and 77.39% of its voting interests.

Chablais has acquired and, for the purpose of Rule 13d-3 of the Exchange Act, beneficially owns, as of September 17, 2019, 5,574,747 Class A Shares, representing approximately 4.49% of the outstanding Class A Shares of the Issuer.

None of the persons listed on Schedule A attached hereto beneficially owns, as of September 17, 2019, any Class A Shares of the Issuer.

The percentages reported herein for Mr. Staton’s holdings are based on the 124,069,355 Class A Shares outstanding as of June 30, 2019 plus the 30,784 Class A Shares Mr. Staton has a right to acquire through his exercise of stock options he holds for a total of 124,100,139 Class A Shares. All other percentages are based only on the 124,069,355 Class A Shares outstanding as of June 30, 2019.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto beneficially owns any Class A Shares.

(b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Mr. Staton	30,834	5,574,747	5,605,581	4.52%*
Chablais	0	5,574,747	5,574,747	4.49%**

* Based on 124,069,355 Class A Shares outstanding as of June 30, 2019 plus the 30,784 Class A Shares Mr. Staton has a right to acquire through his exercise of stock options. Each restricted share unit represents the right to receive one Class A Share when vested.

** Based on 124,069,355 Class A Shares outstanding as of June 30, 2019.

(c)  During the 60 days prior to this filing, Chablais disposed of Class A Shares in a series of open market transactions as set forth in the summary table below.

			Range of Price per Class A Share ($)
Date of Transaction	Number of Class A Shares Sold	Weighted Average Price per Class A Share ($)	Low	High
09/04/2019	201,974	6.45	6.40	6.54
09/05/2019	1,921,842	6.73	6.30	6.74

Other than as described in this Item 5(c), none of the Reporting Persons, and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has effected any transactions involving the Class A Shares in the 60 days prior to the date hereof.

(d)  Inapplicable.

(e)  As a result of the transactions described in Item 5(c), Mr. Staton and Chablais ceased to be beneficial owners of more than five percent of the Class A Shares as of September 5, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following:

The cash settled put expired on June 21, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2019

WOODS STATON

By:	/s/ Woods Staton
	Name:	Woods Staton

CHABLAIS INVESTMENTS S.A.

By:	/s/ Baraterre Limited
	Name:	Baraterre Limited
	Title:	Authorized Signor for Director

By:	/s/ Tarpumbay Limited
	Name:	Tarpumbay Limited
	Title:	Authorized Signor for Director

SCHEDULE A

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CHABLAIS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Chablais that are natural persons are set forth below. If no business address is given, the director’s or officer’s business address is Chablais’ address. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Chablais.

For each of the directors and executive officers of Chablais that are entities, the name, place of organization, principal business and the address of the principal office of such director or executive officer are set forth below.

Mr. Staton controls all actions taken by Chablais and disclaims beneficial ownership of any Class A Shares of the Issuer held by Baraterre Limited and Tarpumbay Limited.

Name and Business Address	Place of Organization	Principal Business
Directors
Baraterre Limited, c/o J.P. Morgan Trust Company (Bahamas) Limited, Bahamas Financial Centre, 2nd Floor, Shirley & Charlotte Streets, Nassau, The Bahamas	The Bahamas	Serve as nominee shareholder or director of private investment companies on behalf of J.P. Morgan Trust Company (Bahamas) Limited
Tarpumbay Limited, c/o J.P. Morgan Trust Company (Bahamas) Limited, Bahamas Financial Centre, 2nd Floor, Shirley & Charlotte Streets, Nassau, The Bahamas	The Bahamas	Serve as nominee shareholder or director of private investment companies on behalf of J.P. Morgan Trust Company (Bahamas) Limited

Name and Business Address	Citizenship	Present Principal Occupation Including Name and Address of Employer
Controlling Persons
Woods Staton, Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500	Colombia	Executive Chairman, Arcos Dorados Holdings Inc., Dr. Luis Bonavita 1294, Office 501, Montevideo, Uruguay 11300